Exhibit 14.1
Forrester Research, Inc.
April 2, 2004
CODE OF BUSINESS CONDUCT AND ETHICS

To all employees of Forrester Research:
We all face choices in our jobs every day. The purpose of this Code of Business Conduct and Ethics (the “Code”) is to help you make the right choices – those that will help maintain the integrity and reputation of Forrester. The ethical standards that form the foundation of this Code have been in place at Forrester since it was founded, and this Code incorporates our existing employee policies, many of which already address the importance of honest and ethical business conduct.
Forrester expects honest and ethical conduct from all of its employees, officers, and directors. Good ethics are good business. Whether you work in research, sales, finance, marketing, technology, strategic growth or in an administrative or executive function, you should consider yourself a guardian of Forrester’s good name. The trust and respect of our clients, stockholders, co-workers, partners, and our communities are assets that cannot be purchased and can only be sustained through our continued vigilance.
This Code is intended to enlist your help in continuing to foster a culture of integrity and accountability here at Forrester.
George F. Colony
Chairman and Chief Executive Officer
Introduction
Forrester Research, Inc. (“Forrester” or the “Company”) is committed to operating its business ethically and with integrity, and in compliance with all applicable laws and regulations. Dealing honestly and fairly with others and doing our best to make the right choices will help us achieve our business goals and maintain a great working environment. This Code of Business Conduct and Ethics (the “Code”) has two primary purposes: 1) to help all of us maintain Forrester’s values and high standards of conduct and 2) to encourage the reporting of ethical or legal issues, questionable practices, and irregularities to management. Achieving both of these goals is critical to the Company’s success.
Forrester values integrity, honesty, fairness, and ethics as the cornerstones of all employee behavior. By keeping these values in sight as we conduct every aspect of our business, we will pursue only those business opportunities that support these values; treat others as we would like to be treated; and promote relationships and partnerships that withstand the highest public scrutiny and ethical review.

I. Code of Business Conduct and Ethics
A. General. This Code reflects values already embodied in Forrester’s Integrity, Employee Confidentiality, and Insider Trading policies, as well as other Company policies listed below. Because we cannot address every difficult situation that you might come upon, it is important to use common sense and good judgment – and when in doubt, ask. Any person who has any questions about this Code should contact Forrester’s Chief Legal Officer or the Chief People Officer.
Also, it is an essential part of this Code that you have confidential and effective ways for reporting violations of laws, regulations, or Forrester policies when you become aware of them. These options are described in the Assistance and Compliance section below.
Engaging in the types of activities prohibited by this Code constitutes a serious offense and may subject employees to disciplinary action, up to and including termination.
B. Integrity and Conflicts of Interest. A conflict of interest arises when an individual’s personal interest (financial or otherwise) has the potential to interfere with or influence that individual’s judgment and decision-making in conducting business at Forrester. All of us need to use good judgment, adhere to high ethical standards, and avoid situations that create an actual or potential conflict, or even the appearance of a conflict, between personal interests and the interests of our business. Our Integrity Policy sets forth behavioral guidelines for addressing conflicts of interest specific to our research business, and this Code elaborates on some of the more common conflicts that may arise.
•	Business Gifts and Entertainment. Forrester recognizes that in some instances, gifts and entertainment can provide an appropriate means of furthering a business relationship. Normal business courtesies involving no more than ordinary amenities, such as lunch, dinner, a spectator event, or a golf game, are permitted, as are token non-cash gifts of nominal value. The guiding principle is that no gift, favor or entertainment should be accepted or provided if it will exert undue influence on the recipient. In addition to these guidelines, our Integrity Policy prohibits Forrester analysts from accepting vendor or client gifts valued at greater that $100.

As we grow our government business, all employees, officers, and directors must be aware that separate and more stringent rules apply to dealings with government officials. Federal and state anti-kickback laws severely restrict Forrester or anyone acting on its behalf from offering, paying, or receiving any money or benefit whatsoever in connection with the award of a government contract. As a result, no one acting on behalf of Forrester may offer or accept gifts, services, or payment or entertainment of any kind to or from government suppliers and vendors without first consulting with the Chief Legal Officer.

•	Personal Investing and Business Relationships. Some of the most common areas in which conflicts of interest arise are personal investing and business relationships. Officers, directors, and employees of Forrester may not, directly or indirectly, make personal investments or enter into financial or business relationships that interfere with that individual’s ability to conduct the business of Forrester.

In furtherance of this general rule, Forrester prohibits any employee responsible for the relationship between Forrester and another business enterprise from making any investment in, or entering into any business or financial relationship with, such other enterprise for his or her own account or for the account of any family member.

As noted, our Integrity Policy contains guidelines for employees regarding the types of investments that could undermine our research objectivity. For example, Forrester analysts may not:
•	Trade in securities based on information learned through research;

•	Trade in securities of companies that we are actively researching; or

•	Accept directed stock from companies we are researching.

In addition, all employees are subject to our Insider Trading Policy, which is described in the Compliance with Applicable Law, Rules, and Regulations section of this Code.
•	Honest and Ethical Conduct and Fair Dealing. Employees, officers, and directors must deal honestly, ethically, and fairly with Forrester’s suppliers, clients, competitors, and employees. Statements regarding Forrester’s or a competitor’s products and services must not be false, misleading, deceptive, or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of proprietary information, misrepresentation of material facts, or any other unfair business practice.

•	Directorships and Memberships in Outside Organizations. Employees may not accept a (1) directorship or equivalent position on the governing board of a for-profit enterprise or (2) a position on any advisory or equivalent committee of a for-profit enterprise, unless it is approved in advance by a member of the Executive Team and the Chief Legal Officer. In the case of an officer of the Company accepting one of the above positions, the Board of Directors must approve that undertaking. Employees may join the board of directors or advisory committee of non-profit organizations provided such service does not interfere with the employee’s discharge of his or her responsibilities at Forrester.
It is your responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the Chief Legal Officer or, if you are an officer or director, to the Audit Committee of the Board of Directors, who shall be responsible for determining whether such transaction or relationship constitutes a conflict of interest.
C. Confidentiality Obligations; Proper Use of Position. Employees, officers, and directors are expected to act in the best interests of Forrester and its stockholders. No Forrester employee may work for or provide services to an actual or potential competitor of the Company. Unless approved by the employee’s manager, employees may not work for or provide services to a supplier, vendor or client other than on behalf of Forrester. All Forrester employees are subject to the terms and conditions of his or her Employee Confidentiality and Proprietary Rights Agreement with the Company.
•	Personal Use of Confidential or Proprietary Information. No officer, director, or employee may make personal use of confidential or proprietary information about Forrester or about any other company acquired as a Forrester officer, director, or employee.

Example: You are an account manager or analyst and have access to proprietary information from Forrester or another company on a new product development strategy. You may not use or disclose that information for any purpose other than in connection with servicing that client or conducting business on behalf of Forrester.

•	Use of Position for Personal Profit. No officer, director, or employee may use his or her position with Forrester for personal profit or gain (other than compensation paid to him or her by Forrester), or for the profit or gain of any family member. No officer, director, or employee may make any investment or enter into any transaction which, because of his or her position, is offered as a personal favor or is made available on terms or conditions more favorable than those generally available to the public.

Example: You are responsible for purchasing computer equipment for Forrester. You may not ask or allow an equipment supplier doing business with Forrester to supply equipment to your spouse’s business at a special rate.

•	Appropriation of Business Opportunity. No officer, director, or employee may appropriate for his or her benefit, or for the benefit of any family member, any business opportunity that is discovered or developed in the course of Forrester duties and that relates to any business in which the Company engages or may engage.

Example: You are aware that the Company is seeking to lease additional office space. A broker contacts you about office space available for lease in the vicinity of the Company’s business. You or a family member may not lease the property for activities unrelated to Forrester’s business unless you have advised the Company of this opportunity and an authorized representative of the Company has indicated that the Company is not interested in pursuing the lease of the real estate in question.

•	Protection and Proper Use of Corporate Assets. Employees, officers, and directors should seek to protect the Company’s assets. Theft, carelessness, and waste have a direct impact on Forrester’s financial performance. You may only use Forrester’s assets for legitimate business purposes. In particular, Forrester’s electronic mail and Internet/Intranet access systems are to be used primarily for business purposes. While limited and reasonable personal use of these systems consistent with your obligations as a Forrester employee is permissible, such use may not interfere with or impede the Company’s normal business operations.

Example: Employees must refrain from maintaining or downloading extensive electronic files, such as MP3 music files, for their personal use.

Example: The Company has licensed from a third party a new software program for use in our business. You may not copy this software for use by any person not authorized by the Company’s license with the vendor.
D. Compliance with Applicable Laws, Rules, and Regulations. Forrester requires that all employees, officers, and directors comply with all laws, rules, and regulations applicable to Forrester wherever we do business.
While it is Forrester’s desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the securities laws, antitrust laws, environmental laws, or any other federal, state or foreign law, rule, or regulation, to the appropriate regulatory authority. Nothing in this Code is intended to prohibit you from testifying, participating, or otherwise assisting in any state or federal administrative, judicial, or legislative proceeding or investigation.
•	Insider Trading. All Forrester employees must comply with the Company’s Insider Trading Policy which prohibits employees from trading, and tipping others to trade, in the securities of any company when such employee is in possession of material, nonpublic information. Information should be treated as material and nonpublic if an investor might consider such information to be important in deciding whether to buy, sell, or hold securities and if such information has not been disclosed effectively to the public.

•	Business Dealings in Foreign Countries. Federal law prohibits U.S. companies, and those acting on their behalf, from bribing government officials in any country to obtain or retain business. This applies not only to employees of Forrester and its non-U.S. subsidiaries, but to any agent or representative acting on Forrester’s behalf.

•	Open and Fair Competition. It is unlawful in the United States and many other countries to collaborate with competitors or anyone representing them for the purposes of establishing or maintaining prices, dividing markets or clients, agreeing not to do business with certain clients, or restraining trade. It is unlawful to discuss prices with competitors under any circumstances other than in connection with legitimate sales or purchase transactions. If you have questions as to a contemplated action, you should consult with the Chief Legal Officer.

•	Accuracy of Books and Records and Public Reports. Tell the truth. Consistent with Forrester’s values, it is Forrester’s policy to provide full, fair, accurate, and timely disclosure in reports and documents filed with, or submitted to, the Securities and Exchange Commission and in all other public communications. Your role in promoting honest and accurate record-keeping and reporting is important, and you are responsible for the accuracy of the records and reports you generate and of the data you provide to others. Forrester’s books, records, and accounts must be maintained in accordance with all applicable regulations and standards, and must accurately reflect the true nature of the transactions they record. Forrester’s financial statements must conform to generally accepted accounting principles and to our accounting policies. No unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in Forrester’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.

II. Assistance and Compliance
A. How to Recognize an Issue. This Code cannot cover every situation that you may face. If you are faced with a situation where you are not sure whether the Code applies, you should discuss it with your manager, the Chief Legal Officer, or the Chief People Officer. A manager who receives information about a possible violation of this Code must discuss the situation with the Chief Legal Officer or the Chief People Officer.
Some types of ethical issues are easy to recognize, but some may be more difficult to identify. You should watch for these signs that there may be an ethical issue involved:
•	You feel uncomfortable about a business decision or about something you have been asked to do.

•	You witness a situation that made you or someone else feel uncomfortable.

•	You feel that Forrester would be embarrassed if the situation became public.
****** WHEN IN DOUBT, ASK******
B. How to Raise an Issue/Investigations/Whistle Blower Protection. You play a critical role in maintaining Forrester’s values. You are also responsible for reporting any suspected violation of this Code to your manager, the Chief People Officer, or the Chief Legal Officer. If you would prefer to raise an issue indirectly or to remain anonymous, employees may call Forrester’s Ethics Hotline at (617) 613-6666 (36666 for internal calls); U.S. employees may use the toll-free telephone number at (877) 574-2610. Although we prefer that you identify yourself when reporting suspected violations so that we may follow up with you, you may leave an anonymous message. No employee who, in good faith, brings ethical or legal issues, questionable practices, or irregularities to the attention of management, or who cooperates in an investigation of the same, will be discharged, demoted, suspended, threatened, harassed, or in any other manner discriminated against in the terms and conditions of his/her employment because of his/her actions in bringing forth such issues. Employees who are contacted to assist in an investigation are expected to cooperate and share information as requested.
Forrester will investigate all potential violations of the Code. Unless required to ensure compliance with the Code, to carry out an effective investigation, or as required by law, Forrester will keep the identity of reporting employees confidential.
C. Reporting and Compliance Procedures. If the Chief People Officer or the Chief Legal Officer receives information regarding an alleged violation of this Code, he or she shall, as appropriate, (a) evaluate such information, (b) if the alleged violation involves an officer or a director, inform the Chief Executive Officer and Audit Committee of the Board of Directors of the alleged violation, (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation, and (d) report the results of any such inquiry or investigation, together with a recommendation as to disposition of the matter, to the Chief Executive Officer for action, or if the alleged violation involves an officer or a director, report the results of any such inquiry or investigation to the Audit Committee. See special procedures below for concerns regarding accounting matters in “Reporting of Concerns Regarding Accounting Matters.”
You are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge.
Forrester shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code. Alleged violations relating to officers or directors shall be submitted to the attention of the Audit Committee for a determination of whether a violation of this Code has occurred and, if so, the disciplinary measures to be taken against such officer or director.

D. Reporting of Concerns Regarding Accounting Matters. Employees with concerns or complaints regarding accounting or auditing matters should report those concerns to the Chief Legal Officer, preferably in writing. Alternatively, employees may confidentially and anonymously if they wish, submit such concerns or complaints using the Ethics Hotline at (617) 613-6666 (36666 for internal calls), or toll-free at (877) 574-2610. All such concerns and complaints will be forwarded to the Audit Committee, unless they are determined to be without merit by the Chief Legal Officer, the Chief Financial Officer and the Chairman of the Audit Committee after full investigation. In any event, a record of all complaints and concerns received will be provided to the Audit Committee each quarter.
The Audit Committee will evaluate the merits of any concerns or complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate.
No employee who, in good faith, brings concerns or complaints regarding questionable accounting or auditing matters to the attention of management or the Board of Directors, or who cooperates in an investigation of the same, will be discharged, demoted, suspended, threatened, harassed, or in any other manner discriminated against in the terms and conditions of his/her employment because of his/her actions in bringing forward such issues. Employees who are contacted to assist in an investigation are expected to cooperate and share information as requested.
E. Other Situations. If you are faced with a special situation not specifically addressed by the Code or other Company policies, you should discuss it with your manager or any other manager. Your manager should discuss the situation with the Chief Legal Officer or the Chief People Officer if it is not clear whether the Code applies, or if it appears that an exception or waiver is appropriate. The Chief Legal Officer shall be responsible for maintaining a complete record of all requests for exceptions and waivers. Exceptions or waivers must be approved by a member of the Executive Team and the Chief Legal Officer, or in the case of an exception or waiver requested by an officer of director, by the Audit Committee.
III. Miscellaneous.
A. Relationship to Other Company Policies. In addition to the policies set forth in this Code, Forrester has implemented several policies that relate to business conduct and ethics:
•	Forrester Integrity Policy

•	Forrester Conflict of Interest Policy

•	Forrester Confidentiality Policy

•	Personal Property Policy

•	Forrester Privacy Policy

•	Forrester Email and Internet Policy

•	Corporate Travel and Expense Reporting

•	Statement of Company Policy on Insider Trading and Transactions in Company Stock

•	Forrester Dignity at Work Policy

•	Americans with Disabilities Act

•	Forrester Equal Opportunity Policy

•	Forrester Harassment Policy

•	Violence-Free Workplace

•	Policy on Doing Business with the Government
These policies and procedures are detailed in Forrester’s Employee Handbook and, in some cases, on TeamShare. They set forth clear and specific directions concerning everyday business practices and behavior, and employees are expected to be familiar with and conduct themselves in accordance with these policies.
B. Dissemination and Amendment. This Code shall be distributed periodically to each employee, officer and member of the Board of Directors of the Company.

Forrester reserves the right to amend or alter this Code at any time for any reason. Employees will be notified if and when changes are made to the Code.
This document is not an employment contract between the Company and any of its employees, officers or members of the Board of Directors and does not alter the Company’s policy of at-will employment.